..

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)(1)

                           Mattson Technology, Inc.
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                   57723100
                                (CUSIP Number)

                                Wilhelm Puschel
                              Member of the Board
                          STEAG Electronic Systems AG
                          Ruettenscheider Strasse 1-3
                             45128 Essen, Germany
                        Telephone: 011-49-201-801-2215
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                             Marc R. Packer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                            Telephone: 650-470-4500

                                 June 9, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------                    ------------------------------
CUSIP No.     57723100                          Page   2   of     12   Pages
----------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- ---------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             7,061,144
     SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             271,147
     OWNED BY
                     -------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             7,061,144
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             271,147
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,332,291
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.2% (see Item 5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------                    ------------------------------
CUSIP No.     57723100                          Page   3   of     12    Pages
----------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- ---------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             7,061,144
     SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             271,147
     OWNED BY
                     -------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
                             7,061,144
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
                             271,147
      WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,332,291
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.2% (see Item 5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------

            This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed by STEAG Electronic Systems AG ("SES") and RAG Aktiengesellschaft ("RAG") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001 by SES and STEAG, as amended and supplemented by SES, STEAG and RAG by Amendment No. 1 on May 8, 2002, Amendment No. 2 on February 11, 2004, Amendment No. 3 on February 13, 2004, and Amendment No. 4 on October 29, 2004 (the "Amended Statement"), with respect to the common stock, par value $0.001 per share ("Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"). Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.     Identity and Background.

            (f) Annex A is amended in its entirety as set forth in this Amendment No. 5.

Item 5.     Interest in Securities of the Issuer.

            Item 5(a) of the Amended Statement is hereby amended and restated in its entirety as follows:

            "As of the date of this Amendment No. 5, SES and RAG each beneficially own 7,332,291 shares of Mattson Stock, which represents approximately 14.2% of the outstanding shares of Mattson Stock based on 51,732,214 shares of Mattson Stock outstanding as of May 2, 2005, as reported in Mattson's Quarterly Report on Form 10-Q for its fiscal quarter ended March 27, 2005.

            As of the date of this Amendment No. 5, except as described herein, none of SES, RAG nor, to the best knowledge of each of SES and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock."

            Item 5(b) of the Amended Statement is hereby amended and supplemented as follows:

            (1) The first sentence of the first paragraph of Item 5(b) is amended and restated in its entirety as follows:

            "Each of SES (directly) and RAG (indirectly) has the sole power to vote and dispose of 7,061,144 shares of Mattson Stock."

            (2) The third paragraph of Item 5(b) is deleted.

            Item 5(c) of the Amended Statement is hereby amended and supplemented as follows:

            "On June 9, 2005, SES sold an aggregate of 1,800,000 shares of Mattson Stock at a price of $7.50 per share. Such shares were sold on the Nasdaq Stock Market in reliance upon Rule 144 promulgated under the Securities Act of 1933, as amended."

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2004               STEAG ELECTRONIC SYSTEMS AG



                                   By:       /s/ Werner Beder
                                   -------------------------------------------
                                   Name:    Werner Beder
                                   Title:   Member of the Board of Directors




                                   By:       /s/ Welhelm Puschel
                                   -------------------------------------------
                                   Name:    Welhelm Puschel
                                   Title:   Member of the Board of Directors




                                   RAG AKTIENGESELLSCHAFT



                                   By:      /s/ Ulrich Weber
                                   -------------------------------------------
                                   Name:    Ulrich Weber
                                   Title:   Member of the Board




                                   By:      /s/ Christoph Mueller
                                   -------------------------------------------
                                   Name:    Christoph Mueller
                                   Title:   Senior Vice President

Schedule A to the Amended Statement is hereby amended and restated to read in its entirety as follows:

                                  SCHEDULE A

A.       Directors and Executive Officers of RAG.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals is a citizens of the Federal Republic of Germany.


    Name and Business or Home Address                        Position with RAG and Present Principal
             and Citizenship                                          Occupation or Employment

Dr. Werner Mueller                                         Chairman of the Management Board of RAG
RAG AG                                                     Chairman of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Prof. Dr. Dr. Utz-Hellmuth Felcht                          Member of the Management Board of RAG
RAG AG                                                     Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Bernd Toenjes                                              Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-3
45128 Essen
Germany

Dr. Peter Schoerner                                        Member of the Management Board of RAG
RAG AG                                                     Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany



    Name and Business or Home Address                        Position with RAG and Present Principal
             and Citizenship                                          Occupation or Employment

Ulrich Weber                                               Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Wulf H. Bernotat                                       Chairman of the Supervisory Board of RAG
E. ON AG                                                   Chairman of the Board of Management and Chief Executive
E. ON-Platz                                                Officer of E. ON AG
40479 Dusseldorf
Germany

Hubertus Schmoldt                                          First Deputy Chairman of the Supervisory Board of RAG
Konigsworther Platz 6                                      Chief Executive Officer of the IG BCE
30167 Hanover
Germany

Fritz Kollorz                                              Deputy Chairman of the Supervisory Board of RAG
Industriegewerkschaft Bergban, Chemie, Energie             Deputy Chairman of the Supervisory Board of STEAG
Konigsworther Platz 6                                      Member of the Executive Main Board of the IG BCE
30167 Hannover
Germany

Berthold A. Bonekamp                                       Deputy Chairman of the Supervisory Board of RAG
RWE AG                                                     Member of the Management Board of RWE Energy AG
Opernplatz 1
45128 Essen
Germany

Elvira Rohde                                               Deputy Chairman of the Supervisory Board of RAG
RAG AG                                                     Chairman of the Works Council of RAG
Castroper Strasse 295
44627 Herne
Germany



    Name and Business or Home Address                        Position with RAG and Present Principal
             and Citizenship                                          Occupation or Employment

Professor Dr. Ekkehard Schulz                              Deputy Chairman of the Supervisory Board of RAG
ThyssenKrupp AG                                            Chairman of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse 1
40211 Dusseldorf
Germany

Ralf Blauth                                                Member of the Supervisory Board of RAG
Degussa AG                                                 Chairman of the Worker's Council of Degussa AG
Paul-Baumann-Strasse 1
Building 1425
45775 Marl
Germany

Mr. Klaus Brandner                                         Economic and Labor Market- political speaker of the
German Parliament                                          Social Democratic Party (SPD) of the Lower House of
Platz der Republik                                         German Parliament
11011 Berlin                                               Member of the Supervisory Board of RAG
Germany

Dr. Hans Michael Gaul                                      Member of the Supervisory Board of RAG
E.ON AG                                                    Member of the Supervisory Board of STEAG
E.ON-Platz 1                                               Member of the Management Board of E.ON AG
40479 Dusseldorf
Germany

Wolfgang Junge                                             Member of the Supervisory Board of RAG
Schulstrasse 94                                            Chairman of the Worker's Council of Mining East (Bergwerk
59192 Bergkamen                                            Ost)
Germany

Dr. Manfred Krueper                                        Member of the Supervisory Board of RAG
E.ON AG                                                    Member of the Management Board of E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany



    Name and Business or Home Address                        Position with RAG and Present Principal
             and Citizenship                                          Occupation or Employment

Ludwig Ladzinski                                           Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                                     Chairman of the General Works Council of Deutsche
Horsthofstrasse 10                                         Steinkohle AG
46244 Bottrop
Germany

Dr. Norbert Lammert                                        Member of the Supervisory Board of RAG
German Parliament                                          Vice President of German Parliament
Platz der Republik
11011 Berlin
Germany

Martin Becker                                              Member of the Supervisory Board of RAG
Bergwerk Saar                                              Chairman of the Works Council of the Saar Mine
Willy-Brandt-Strasse 7
66352 Grossrosseln
Germany

Prof. h.c. Dr. Ulrich Middelmann                           Member of the Supervisory Board of RAG
Thyssen Krupp AG                                           Deputy Chairman of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse1
40211 Dusseldorf
Germany

Heinz Putzhammer                                           Member of the Supervisory Board of RAG
Bundesvorstand des Deutschen                               Member of the Federal Executive Board of the DGB
Gewerkschaftsbundes
Henriette-Herz-Platz 2
10178 Berlin
Germany

Hans W. Reich                                              Member of the Supervisory Board of RAG
Kreditanstalt fur Wiederaufbau                             Member of the Management Board of the Kreditanstalt fur
Palmengartenstrasse 5-9                                    Wiederaufbau
60325 Frankfurt
Germany



    Name and Business or Home Address                        Position with RAG and Present Principal
             and Citizenship                                          Occupation or Employment

Dr. Klaus Sturany                                          Member of the Supervisory Board of RAG
RWE AG                                                     Member of Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany
Citizen of Austria

Prof. Dr. Franz-Josef Wodopia                              Member of the Supervisory Board of RAG
Grosse Egge 11                                             Member of the Supervisory Board of STEAG
30826 Garbsen                                              Head of the Mining and Energy Industry Section of the IG
Germany                                                    BCE

Michel Wurth                                               Member of the Supervisory Board of RAG
Arcelor                                                    Chief Financial Officer, Senior Executive Vice President
19, Avenue de la Liberte                                   of Arcelor
L-2930 Luxembourg

Jan Zilius                                                 Member of the Supervisory Board of RAG
Opernplatz 1                                               Member of the Management Board of RWE AG
45128 Essen
Germany



B.       Directors and Executive Officers of SES

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of SES. Each of these individuals is a citizen of the Federal Republic of Germany.


                                                                     Position with SES and Present
     Name and Business or Home Address                              Principal Occupation or Employment

Werner Beder                                               Vice President + Accounting of RAG Coal International AG
RAG Coal International AG                                  Member of the Management Board of SES
Rellinghauser Strasse 1-11
45128 Essen
Germany



                                                                     Position with SES and Present
     Name and Business or Home Address                              Principal Occupation or Employment

Wilhelm Puschel                                            Vice President + Treasury of RAG Coal International AG
RAG Coal International AG                                  Member of the Management Board of SES
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Jurgen Stadelhofer                                     Chairman of the Management Board of RAG Coal International AG
RAG Coal International AG                                  Chairman of the Supervisory Board of SES
Rellinghauser Strasse 1-11
45128 Essen
Germany

Heribert Protzek                                           Member of the Management Board of RAG Coal International AG
RAG Coal International AG                                  Vice Chairman of the Supervisory Board of SES
Rellinghauser Strasse 1-11
45128 Essen
Germany

Christoph Danzer-Vanotti                                   Member of the Management Board of RAG Coal International AG
RAG Coal International AG                                  Member of the Supervisory Board of SES
Rellinghauser Strasse 1-11
45128 Essen
Germany